February 4, 2010

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549

Re:	Mitel Networks Corporation

Registration Statement on Form F-1

Filed on December 22, 2009

File No. 333-163930

Dear Mr. Spirgel:

On behalf of our client, Mitel Networks Corporation (“Mitel”), we hereby acknowledge receipt of the comment letter, dated January 15, 2010 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above referenced Registration Statement on Form F-1. On behalf of Mitel, we submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the Staff’s comments in bold-face type below, followed by Mitel’s responses.

Mitel has today filed with the Commission, by EDGAR, Amendment No. 1 to Registration Statement on Form F-1 (the “Amended Registration Statement”). References in this letter to the “Preliminary Prospectus” are to the preliminary prospectus contained in the Amended Registration Statement. Under separate cover, Mitel will deliver to the Staff copies of the Amended Registration Statement, clean and marked to show changes from the initial version filed on December 22, 2009, as well as the supplementary materials referenced in this response letter.

February 4, 2010

RESPONSES TO STAFF COMMENTS

Form F-1 Filed December 22, 2009

General

1.	Please be advised that you should include the price range, the size of the offering, information regarding the selling shareholders and all other required information in an amendment to your Form F-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. Refer to Items 501(b)(2) and 501(b)(3) of Regulation S-K and Rule 430A of Regulation C.

Response: Mitel will provide the Staff for review a pre-effective amendment containing all required information prior to circulating any preliminary prospectus. Mitel acknowledges that the Staff will require sufficient time to review the information once it is provided.

2.	Please provide us with copies of any additional graphics you intend to include in your prospectus prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your graphics, we suggest that you provide us with enough time to finish commenting on your graphics prior to circulating preliminary prospectuses. In order to expedite this process, you may submit your artwork to us on a supplemental basis.

Response: Mitel has included all additional graphics in the Amended Registration Statement.

3.	As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

Response: Mitel will furnish a statement to the Staff as soon as practicable to confirm that the amount of compensation to be paid to the underwriters has been cleared with FINRA. Mitel will provide the Staff with a copy of the letter or will coordinate a call from FINRA informing the Staff that FINRA has no additional concerns.

Prospectus Summary, page 1

4.

We note your use throughout the prospectus of the marketing term “solutions” to describe your products, services, market and industry. It is not clear what you mean when you state that you provide “solutions.” Instead, please revise to discuss your business operations, market and industry using concrete terms such as

February 4, 2010

“services,” “products,” or “systems” so that it is clear what services or products you provide.

Response: The term “solutions” is used in the Preliminary Prospectus to describe the combination of hardware and software products and managed and network services that Mitel provides. The term “solutions” is not used to describe the market or industry in which Mitel participates. The plain meaning of the word “solution” is an action or process of solving a problem. Mitel submits that the use of the term “solutions” in the Preliminary Prospectus is appropriate because it reflects the integrated manner in which Mitel offers and delivers its products and services to meet the end users’ business communications requirements. In response to the Staff comment, the disclosure has been revised to include a definition of the term “solutions” in the lead in paragraph of the “Prospectus Summary” section on page 1 of the Preliminary Prospectus. The definition explains how and why the term “solutions” is used and, thus, makes it clear to investors what Mitel means when its states that it provides “solutions”. Mitel also notes that the term “solutions” is a widely used industry term and that the SEC’s Plain English Handbook provides that industry terms may be used if defined the first time they appear.

5.	We note your statement on page 1 that you are “the leading provider of integrated communications solutions focused on the small-to-medium sized enterprise, or SME, market.” In your response letter, please provide us with support for this and other statements in the summary and elsewhere in the prospectus regarding your market position, size, and growth rate of the IP communications market, and the advantages of your IP-based communications products and services. Provide us with copies of any materials that you cite or upon which you rely. Highlight the specific portions that you are relying upon so that we can reference them easily. To the extent that you do not have independent support for your statements, please characterize them as your beliefs and disclose the bases for these beliefs. In addition, if any of these reports have been prepared specifically for this filing, file a consent from the party.

Response: Mitel is supplementally submitting under separate cover copies of the reports and other materials supporting statements utilized in the Preliminary Prospectus regarding its market position, size, and growth rate of the IP communications market, and the advantages of its IP-based communications products and services, which have been highlighted to show the specific statements Mitel is relying on. Mitel confirms that none of the reports or other materials were prepared specifically for the filing.

Risk Factors, page 11

“We have a significant amount of debt...”, page 15

6.	Please update to the most recently-available figures.

Response: The disclosure has been revised to provide the amount as of October 31, 2009, the most recent balance sheet date included in the Preliminary Prospectus. See page 15 of the Preliminary Prospectus.

February 4, 2010

“Because we depend upon a small number of outside contract manufacturers…”, page 18

7.	To provide context, please clarify the percentage of your manufacturing that is done by each of Flextronics and BreconRidge and the percentage of your revenues that such products represent, both individually and in the aggregate. Add such disclosure with respect to BreconRidge to “Certain Relationships and Related Party Transactions.”

Response: For the year ended April 30, 2009, Mitel generated approximately $735 million of total revenues, including approximately $140.6 million of revenues from its core hardware products, of which approximately 64% (or 12% of total revenues) related to products manufactured by BreconRidge and approximately 27% (or 5% of total revenues) related to products manufactured by Flextronics. For the six months ended October 31, 2009, Mitel generated approximately $322 million of total revenues, including approximately $65.6 million of revenues from its core hardware products, of which approximately 51% (or 10% of total revenues) related to products manufactured by BreconRidge and approximately 39% (or 8% of total revenues) related to products manufactured by Flextronics. “Core hardware products” is a subset of Mitel products which includes all hardware products designed by Mitel. These hardware products also exclude products resold by Mitel that Mitel obtains from third parties that design and manufacture such products.

Based on product revenue, approximately 95% of Mitel’s hardware revenue is portable between contract manufacturers, with a lead time of typically not more than 14 weeks. Further, approximately 52% of Mitel’s hardware is already currently dual sourced, primarily between BreconRidge and Flextronics. Of the remaining 5%, these products are primarily legacy products in respect of which Mitel believes that it has appropriate contingency plans in place.

Mitel respectfully submits that including such disclosure in the risk factors section of the Preliminary Prospectus may lead to confusion and, because of the significant portability and existing dual-sourcing of its products, may appear to mitigate the risks described in the risk factor.

Management’s Discussion and Analysis... page 40

Overview, page 40

8.	Please discuss in more detail how the global recession impacted your results and whether you expect this trend to continue. In addition, discuss more specifically the cost saving and restructuring measures you have undertaken and whether these measures are continuing.

Response: The disclosure has been revised in response to the Staff’s comment. See pages 40 to 41 of the Preliminary Prospectus.

February 4, 2010

Results Of Operations, page 45

9.	In light of your disclosure that the goodwill impairment charge of $284.5 million is related to the purchase price you paid to acquire Inter-Tel, please expand upon your statement in the footnote to “Results of Operations” table on page 45 that “The comparison is not meaningful.”

Response: The footnote referenced in the Staff’s comment above beside “Impairment of goodwill” indicates “No comparison to other period” not “The comparison is not meaningful.” The footnote is simply to advise readers that no percentage change has been provided in the table because there was no similar item in fiscal 2008.

10.	We note your disclosure on page 12 that your recent growth through the acquisition of Inter-Tel is not representative of your underlying organic growth. Please revise this section to discuss the events, trends, risks and uncertainties attendant to the company’s underlying organic growth.

Response: The disclosure has been revised in response to the Staff’s comment. See pages 40 to 41 of the Preliminary Prospectus.

Critical Accounting Policies, page 66

Goodwill, page 69

11.	We note that goodwill represents 21% or more of your assets as of April 30, 2009. Due to significance of your goodwill balance and in light of the risk factors disclosed on pages 11 to 24 we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

•	Percentage by which fair value exceeded carrying value as of the most recent step-one test
•	Amount of goodwill allocated to the unit
•	Description of the methodology used to determine fair value
•	Description of key assumptions used and how the key assumptions were determined
•	Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test.

February 4, 2010

Response: The disclosure has been revised in response to the Staff’s comment. See pages 76 to 77 of the Preliminary Prospectus.

12.	You state that the goodwill at of April 30, 2009 is assigned to four geographic units. Then you state that market prices are not available for these individual reporting units. You also indicate in your segment footnote on page F-27 that your reportable segments are represented by four geographic areas. Based on these disclosures, it appears to us that you concluded that your reporting units are your reportable segments. Please tell us how you determined your reporting units under paragraph 30 of SFAS 142.

Response: Mitel’s operating segments are four geographic areas (United States, Canada and CALA, EMEA and Asia Pacific). In determining Mitel’s reporting units, Mitel analyzed the operating segments to determine if there were components and, if so, whether they met the criteria of SFAS 142 paragraph 30 to be reporting units. Specifically, Mitel considered (a) whether the components represented a business, (b) whether discrete financial information is available and (c) whether segment management regularly reviews the operating results of components.

In terms of Canada and CALA, EMEA and Asia Pacific, there are no separate components that constitute a business. Each of the geographic areas generates revenue from products within telecommunications which do not in themselves represent a business as defined by EITF 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business” and therefore are components, but not reporting units. Therefore, each of these three operating segments are also the reporting units as there are no components which qualify as reporting units beneath the operating segment level.

In terms of the United States operating segment, Mitel evaluated whether the two primary revenue categories, Telecommunications and Network Services (the “Revenue Categories”), should be considered two distinct businesses or components. In Mitel’s determination it noted that while financial information is made available for the Revenue Categories, it is used primarily for evaluating revenue performance and long term revenue trends and is not used by the segment manager to drive resource allocation decisions. The segment manager reviews the financial information to assess performance at the overall geographic segment level.

Mitel does not believe that the revenue categories are reporting units, although they could qualify as a business, due to the fact that the operating information produced is not regularly utilized by the segment manager to make operating decisions. However, understanding the identification of reporting units is a judgmental area, and as noted in EITF D-101, no single factor or characteristic is determinative in arriving at whether a component is a reporting unit, Mitel analyzed whether the Revenue Categories shared similar economic characteristics such that aggregation would be appropriate. Mitel noted significant customer overlap within the Revenue Categories and as a result does not consider the goodwill to be recoverable from the separate operations of each Revenue Category but rather to be integrated. Additionally, the Revenue Categories share operating segment assets and are subject to extensive transfer pricing mechanisms that include allocation of group service charges, service cost allocations, and intercompany markup charges. In conclusion, Mitel does not believe that Revenue Categories represent separate reporting units, however, were they to be considered separate reporting units, Mitel believes that it would be appropriate to aggregate the two as a result of the similar economic conditions.

Based on this analysis, Mitel has concluded that its four operating segments are Mitel’s reporting units for the purposes of SFAS 142, paragraph 30.

Stock Based compensation and Determination of fair market value of our common stock, page 71

13.	Tell us how you determined the fair value of your common stock at each of the stock option grant dates during fiscal year 2009 and through the date of your response letter. Describe in detail the valuation methodology and significant assumptions that you used in estimating the fair value. In order to help us evaluate your estimates, please provide a schedule showing for each option, or group of similar options:

•	the grant date
•	the grantee,
•	vesting terms,
•	exercise price,
•	estimated fair value of the option
•	estimated fair value of the underlying common stock
•	the total amount of compensation cost and
•	the amount recognized as expense

We may have additional comments when you disclose the anticipated offering price.

Response: Mitel’s policy is that it will not issue stock options with an exercise price below the fair market value of a common share at the time of the grant. Mitel’s board of directors typically makes a determination as to the fair market value of a common share as of the end of a fiscal quarter. As most grant dates do not coincide with a quarter end, Mitel’s board of directors considers whether or not there have been any factors subsequent to the last valuation date that would lead to a change in the fair market value

February 4, 2010

of a common share as of the grant date. If the factors suggest that the fair market value of a common share may have increased, an updated valuation would be performed.

Attached as Schedule A to this letter is a table setting forth with respect to each option grant since May 1, 2008: the grant date; the grantee; vesting terms; exercise price; estimated fair value of the option; estimated fair value of the underlying common shares; the total amount of compensation cost; and the amount recognized as expense. Below, Mitel has provided additional information with respect to the estimate of fair market value of a common share in respect of each grant since May 1, 2008.

July 10, 2008

In determining an estimate for the fair market value of a common share at the time of the stock options granted on July 10, 2008, Mitel’s board of directors considered objective and subjective factors including:

•

the close proximity in time to the April 30, 2008 valuation report, dated June 20, 2008, that had been prepared by an independent valuation expert, which concluded the fair value of a common share was in the range US$0.78 to US$0.95 at April 30, 2008; and

•	the absence of any other factors which would have a significant effect on the valuation subsequent to the April 30, 2008 valuation report.

Based on the above factors, Mitel’s board of directors was satisfied that an exercise price of C$1.34, the Canadian dollar equivalent of US$1.33, was not less than the fair market value of a common share at the date of the grant. In July 2009, based on factors described below under the heading “July 9, 2009”, Mitel amended the exercise prices of these options to US$0.25.

October 8, 2008

In determining an estimate for the fair market value of a common share at the time of the stock options granted on October 8, 2008, Mitel’s board of directors considered objective and subjective factors including:

•

the preliminary valuation received from an independent valuation expert, which was in the process of finalizing the July 31, 2008 valuation report, that concluded the fair value of a common share was in the range US$0.55 to US$0.73 at July 31, 2008;

•	quarterly revenues were less than forecasted;
•	there was general concern that the economy was heading into recession;
•	disruption in the capital markets in September 2008; and
•	the likelihood of an initial public offering was considered remote at the time.

February 4, 2010

Based on the above factors, Mitel’s board of directors was satisfied that an exercise price of C$1.48, the Canadian dollar equivalent of US$1.33, was not less than the fair market value of a common share at the date of grant. In July 2009, based on factors described below under the heading “July 9, 2009”, Mitel amended the exercise prices of these options to US$0.25.

March 12, 2009

In determining an estimate for the fair market value of a common share at the time of the stock options granted on March 12, 2009, Mitel’s board of directors considered objective and subjective factors including:

•	the valuation performed by management at January 31, 2009, which concluded the fair value of a common share was US$0.24 at January 31, 2009;
•	quarterly revenues were less than forecasted;
•	persisting turmoil in the debt and equity capital markets;
•	the challenging economic environment continued to persist since the Fall of 2008; and
•	the likelihood of an initial public offering was considered remote at the time.

Based on the above factors, Mitel’s board of directors was satisfied that an exercise price of C$0.65, the Canadian dollar equivalent of US$0.50, was not less than the fair market value of a common share at the date of grant. In July 2009, based on factors described below under the heading “July 9, 2009”, Mitel amended the exercise prices of these options to US$0.25.

July 9, 2009

In determining an estimate for the fair market value of a common share at the time of the stock options granted on July 9, 2009, Mitel’s board of directors considered objective and subjective factors including:

•

the valuation report, dated April 30, 2009, that had been prepared by an independent valuation expert, which concluded the fair value of a common share was in the range US$0.09 to US$0.23 at April 30, 2009;

•	persisting turmoil in the debt and equity capital markets;
•	the challenging economic environment that continued to persist since the fall of 2008;
•	a forecast of lower revenues for the quarter ended July 31, 2009 than for the quarter ended April 30, 2009; and
•	the likelihood of an initial public offering was considered remote at the time.

February 4, 2010

Based on the above factors, Mitel’s board of directors was satisfied that an exercise price of US$0.25 was not less than the fair market value of a common share at the date of grant.

September 24, 2009

In determining an estimate for the fair market value of a common share at the time of the stock options granted on September 24, 2009, Mitel’s board of directors considered objective and subjective factors including:

•	the valuation performed by management at July 31, 2009, which concluded the fair value of a common share was US$0.15 at July 31, 2009;
•	quarterly revenues were flat compared to forecast;
•	Moody’s downgrading Mitel to Caa1 with negative outlook on September 2, 2009; and
•	the likelihood of an initial public offering was considered remote at the time.

Based on the above factors, Mitel’s board of directors was satisfied that an exercise price of US$0.25 was not less than the fair market value of a common share at the date of grant.

December 9, 2009

In determining an estimate for the fair market value of a common share at the time of the stock options granted on December 9, 2009, Mitel’s board of directors considered objective and subjective factors including:

•	feedback in October from certain investment banks that the capital markets were improving, particularly the IPO market, and that Mitel should consider exploring a potential initial public offering;
•	on November 5, 2009, the board of directors of Mitel approved exploration of a potential initial public offering;
•

advice from the independent valuation expert that it would be appropriate for Mitel to consider the preliminary, indicative valuations provided by certain investment banks to Mitel in October and November 2009 as an initial public offering was now considered possible and a potential initial public offering was being explored; and

•

the valuation performed by management, which was based on an average of the low end of the preliminary, indicative valuation ranges provided by such investment banks, discounted by 15% to account for the execution risks associated with completing an initial public offering.

February 4, 2010

Based on the above factors, Mitel’s board of directors was satisfied that an exercise price of US$1.09 was not less than the fair market value of a common share at the date of grant.

For more information regarding the valuation of Mitel common shares and stock-based compensation, please see the revised disclosure at pages 79 to 82 of the Preliminary Prospectus.

14.	Expand the disclosure of stock-based compensation, to include a discussion of the significant factors, assumptions and methodologies used in determining the fair value of your common stock during fiscal year 2009 and the subsequent interim period. Also provide a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the anticipated offering price. We may have additional comments when you disclose the anticipated offering price.

Response: The disclosure has been revised in response to the Staff’s comment. See pages 79 to 82 of the Preliminary Prospectus.

Business, page 76

Industry Awards, page 85

15.	We note your disclosure of the list of awards you have received for “product innovation, industrial design and performance.” It is not clear who gave the awards and what criteria and other methods were used in conferring the awards. For example, how many companies, products, services or technologies were considered for each award? Were the companies, products, services or technologies independently chosen or nominated, or did you submit them for review? Did you pay to compete for the awards? Who gave the awards? What were the criteria for the awards? How many awards were given? Please revise your disclosure to provide context to your disclosure about the awards you have received.

Response: The disclosure has been revised in response to the Staff’s comment. See page 94 of the Preliminary Prospectus.

Mitel provides the following additional information regarding the awards referenced in the Preliminary Prospectus:

Frost & Sullivan — Global Enterprise FMC Product Differentiation Innovation Award (2009) — Mitel Dynamic Extension

The Frost & Sullivan Best Practices team of industry experts presents awards to companies demonstrating best practices in a variety of regional and global markets. There are 18 categories of awards that may be presented in each market sector. Independently awarded by Frost & Sullivan, their analyst team tracks competing market participants through ongoing research for inclusion in each award category. This research

February 4, 2010

consists of market participant interviews, end-user surveys and extensive secondary research. The data compiled through this research is analyzed based upon specific measurement criteria for the award. Participants are then ranked with respect to the measurement criteria. Frost & Sullivan presents the award to the company that receives the number one rank.

CATAAlliance — Private Sector Innovation and/or Leadership in Advanced Technology Award (2009) — Mitel Dynamic Extension

The Canadian Advanced Technology Alliance annually presents awards in ten categories to Canadian companies exhibiting excellence in advanced technology. The CATAAlliance Board of Directors examine all nominations and determine the three leading candidates in each category. These candidates are then submitted to the CATAAlliance membership for voting to determine the award winners.

Interop — Best of Interop Award, VoIP and Collaboration (2008) — Mitel Communications Suite

Interop is a comprehensive conference and exposition serving the Information Technology industry. In 2008, there were eleven Best of Interop awards representing eight different technical categories and three corporate categories, with one winner from each category selected. Each of the over 500 companies that were primary exhibitors at the event were eligible to submit applications for the awards. The technology editors at InformationWeek reviewed each entry for inclusion in the eleven categories. An independent panel of judges selected three finalists in each category. Finalists were then interviewed by the judges to cover the specifics of their product or service and a single winner was chosen by the judges for each category.

Management, page 93

Executive Compensation, page 100

16.	Please disclose how you valued the equity awards you report in your director and executive compensation tables.

Response: The disclosure has been revised in response to the Staff’s comment. See pages 115 of the Preliminary Prospectus.

Certain Relationships and Related Party Transactions, page 110

BreconRidge Corporation, page 110

17.	Please disclose the material terms of the new supply agreement with BreconRidge that was effective June 20, 2008.

Response: The disclosure has been revised in response to the Staff’s comment. See pages 125 to 126 of the Preliminary Prospectus.

February 4, 2010

18.	Please file your agreement(s) with BreconRidge as exhibits or tell us why you believe you are not required to file them under Regulation S-K Item 601(b)(10)(ii)(A) or (B).

Response: Mitel has filed a copy of the BreconRidge agreement as exhibit 10.59 to the Amended Registration Statement. The agreement contains certain confidential commercial and financial information, which has been redacted. Under separate cover, Mitel will request confidential treatment of such redacted information pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

Other Parties Related to Dr. Matthews, page 111

19.	Please revise to disclose the nature and extent of the transactions referenced in this section which are material to the company. See Item 7.B.1. of Form 20-F.

Response: The disclosure has been revised in response to the Staff’s comment. See page 126 of the Preliminary Prospectus.

Principal and Selling Shareholders, page 112

20.	You disclose in footnotes 7, 8 and 9 to the table that the beneficial ownership amounts of Messrs. Smith, Charbonneau, and Butcher include options to acquire common shares; however, as the number of shares underlying these options exceeds the beneficial ownership amounts disclosed in the table for these individuals, it does not appear you have included the options in their beneficial ownership amounts. Please advise or revise.

Response: The disclosure has been revised in response to the Staff’s comment. See pages 129 to 130 of the Preliminary Prospectus.

Description of Share Capital, page 115

Warrants, page 116

21.	You disclose on page 117 that the FP warrants and EdgeStone warrants will be exercised automatically upon the earlier of two events, with one of the events being a qualified initial public offering as defined in your articles of incorporation. Please disclose what constitutes a qualified public offering and whether the current offering meets the definition. If so, disclose that these warrants will be converted immediately prior to the completion of the offering. In addition, update your disclosure to reflect as outstanding shares the number of shares underlying the warrants, taking into account cashless exercises.

Response: The disclosure has been revised in response to the Staff’s comment. See pages 133 to 134 of the Preliminary Prospectus. As stated in the revised disclosure, this offering will not constitute a “qualified initial public offering” as defined in Mitel’s articles of amendment. Accordingly, there will not be an automatic exercise of the FP warrants or the Edgestone warrants and Mitel expects that these warrants will remain

February 4, 2010

outstanding following the offering. Consequently, the disclosure has not been revised to reflect the issuance of common shares upon a cashless exercise of the warrants.

Financial Statements

Consolidated statements of operations, page F-4

22.	Disclose pro forma basic EPS for the latest year and interim period reflecting the conversion of the preferred shares at the IPO date and the dilution equivalent to the number of shares whose proceeds will be used to pay debt.

Response: Mitel will provide the requested disclosure in a pre-effective amendment when the IPO date can be more accurately determined.

Note 11 – Net investment in sales-type leases, page F-31

23.	We note that you regularly sell the net rental payments from sales-type leases to financial institutions. Quantify in management’s discussion and analysis or in the financial statements the gain or losses resulting from the sale of rental payments from leases.

Response: The disclosure has been revised in response to the Staff’s comment. See page F-31 of the Preliminary Prospectus.

Mitel acknowledges the Staff’s response protocol as well as the other matters set forth in the closing paragraphs of the Comment Letter, including that any request for acceleration must be submitted at least two business days prior to the requested date. Mitel will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Comment Letter.

We appreciate the Staff’s assistance in reviewing this response letter and the Amended Registration Statement. Please direct all questions or comments regarding this letter to the undersigned at 416-360-5134 or to Stephen Centa at 416-360-5131.

Very truly yours,

/s/ Adam M. Givertz
Adam M. Givertz

February 4, 2010

cc:	Kathleen Krebs

John Zitko

Ivette Leon

Gopal Dharia

Securities and Exchange Commission

Donald W. Smith

Gregory Hiscock

Mitel Networks Corporation

Riccardo A. Leofanti

Skadden, Arps, Slate, Meagher & Flom LLP

Stephen Centa

Shearman & Sterling LLP

Schedule A

Options issued in Period May 1, 2008 to date of attached letter

Grant Date	Expiry	Vesting	Grantee	Size of Grant	Exercise Price			Black- Scholes Value of Option	Estimated FMV of a Common Share	Total Amount of Compensation Cost	Total Amount Recognized as an Expense
					CAD	F/X	USD				Fy09	Fy10
9-Dec-09	5 years	25% on each anniversary	Employees	550,000	n/a	n/a	$1.09	$0.68	$1.09	$335,131	$0	$67,715
24-Sep-09	5 years	25% on each anniversary	Directors	2,790,620	n/a	n/a	$0.25	$0.09	$0.15	$221,714	$0	$44,798
9-Jul-09	5 years	25% on each anniversary	Employees	8,313,991	n/a	n/a	$0.25	$0.09	$0.15	$659,722	$0	$133,300
12-Mar-09	5 years	25% on each anniversary	Employees	3,284,000	$0.65	0.7749	$0.50	$0.13	$0.24	$382,980	$12,853	$95,745
8-Oct-08	5 years	25% on each anniversary	Employees & Directors	578,487	$1.48	0.8890	$1.32	$0.58	$1.00	$280,996	$39,262	$70,249
10-Jul-08	5 years	25% on each anniversary	Employees	834,500	$1.34	0.9899	$1.33	$0.58	$1.00	$435,851	$87,767	$108,963